Exhibit 99.1

ReNew adds over 700 MW taking total portfolio to ~12.8 GW

•	Signed definitive agreements to acquire over 500 MW of operating wind and solar assets

•	Inks Power Purchase Agreement (“PPA”) for 200 MW solar project with Maharashtra State Electricity Distribution Company Limited (“MSEDCL”)

•	Latest deals follow addition of ~2GW of projects in April 2022

Gurugram, India; June 2, 2022: ReNew Power (“ReNew” or “the Company”) (NASDAQ: RNW, RNWWW), India’s leading renewable energy company, today announced it has signed definitive agreements to acquire an operating wind and solar portfolio of 527.9 MW, comprising 471.65 MW of wind and 56.25 MW of solar assets.

The Company has also signed a PPA with MSEDCL for a 200-MW solar project. Both deals see the Company’s gross total portfolio jump over 25 % to 12.8 GW from 10.2 GW at the beginning of 2022.

The acquired 527.9 MW of operating wind and solar projects is spread across eight Indian states. The total enterprise value of these agreements is around ₹ 30 billion (US$ 388 million)1 and is expected to generate full-year FY23 EBITDA of about ₹ 3.95-4.24 billion (US$ 51-55 million). The expected closing of the overall transaction is in Q2 FY23 but ReNew will receive all cash flows generated from the assets from the lock box date, i.e., April 1, 2022.

The agreements have PPAs with state distribution companies in Gujarat, Maharashtra, Madhya Pradesh, Karnataka, Rajasthan, Telangana, Kerala, and Tamil Nadu, plus 25 MW of PPAs with corporate customers, and have an average remaining life of 17 years2.

For the MSEDCL PPA, ReNew will supply electricity at ₹2.43/kWh (~US 3.1 ¢/kWh) for 25 years. The asset will be in Rajasthan state and provide electricity to Maharashtra. The project is expected to be commissioned by Q4 FY24.

Speaking on the recent sharp rise in the Company’s portfolio, Sumant Sinha, Chairman and CEO, ReNew, said: “The clean energy transition in India must happen at an increasingly rapid pace to meet—and green—the expanding energy requirements of the country, and to strengthen its longer-term energy security.

Given the recent electricity shortages and blackouts, customers are even more keen to sign new power agreements to ensure future supply. ReNew will be at the heart of this growth in clean energy that will support India’s crucial fight against climate change,” Sumant added.

1 1 US$ = ₹ 77.63; subject to final closing adjustments

2 on a weighted average basis

About ReNew

ReNew is one of the largest renewable energy Independent Power Producers (IPPs) in India and globally. ReNew develops, builds, owns, and operates utility-scale wind energy, solar energy, and hydro projects. As of May 31, 2022, ReNew has a gross total portfolio of ~ 12.8 GW of renewable energy projects across India, including commissioned and committed projects. To know more, visit www.renewpower.in and follow us on Linked In, Facebook, Twitter and Instagram.

Press Enquiries

Kamil Zaheer

kamil.zaheer@renewpower.in

+ 91 9811538880

Karan Anand

karan.anand@renewpower.in

+91 9833372732

Investor Enquiries

Nathan Judge

Anunay Shahi

ir@renewpower.in